Exhibit 99.143

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

THE VALENS COMPANY INC.

96 Spadina Avenue, Suite 400

Toronto, Ontario, M5V 2J6, Canada

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of The Valens Company Inc. (“Valens” or the “Company”) will be held on Tuesday, May 25, 2021 at 10:00 a.m. (ET) by way of a live audio webcast at https://web.lumiagm.com/260208910 for the following purposes:

1.	to receive and consider the annual audited consolidated financial statements of the Company for the fiscal year ended November 30, 2020, together with the report of the auditors thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to appoint KPMG LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration;

4.	to approve the share consolidation (reverse split) of its outstanding common shares, as described in the accompanying Circular, for, among other reasons, the purposes of listing the Company’s common shares on the NASDAQ; and

5.	to consider other matters, including, without limitation, such amendments or variations to any of the foregoing resolutions, as may properly come before the Meeting or any adjournment thereof.

The Meeting will be hosted virtually, by way of a live audio webcast only. Shareholders will not be able to attend the Meeting in person. Shareholders and duly appointed proxyholders can attend the Meeting only by going to https://web.lumiagm.com/260208910.

Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a username and password before the start of the Meeting, as follows:

▪	Registered Shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the username and the password is “valens2021”.
▪	Duly appointed proxyholders – Computershare Trust Company of Canada will provide each duly appointed proxyholder with a username after the voting deadline has passed. The password to the meeting is “valens2021”.

Voting at the Meeting will only be available for registered Shareholders and duly appointed proxyholders. Non-registered Shareholders who have not appointed themselves as proxyholders may attend the meeting by clicking “I am a guest” and completing the online form. Please refer to the section titled “Participating in the Virtual Meeting” in the accompanying Circular for additional details regarding the virtual Meeting.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice (the “Notice”). Also accompanying this Notice and the Circular is a form of proxy for registered Shareholders or a voting instruction form for non-registered Shareholders. Any adjourned meeting resulting from an adjournment of the Meeting will be held at a time and place to be specified at the Meeting. Only Shareholders of record at the close of business on April 19th, 2021 will be entitled to receive notice of and to vote at the Meeting.

Your vote is important regardless of the number of common shares of the Company you own. Registered Shareholders who are unable to attend the Meeting in person or via the live webcast are asked to sign, date and return the enclosed form of proxy relating to the common shares of the Company held by them in the envelope provided for that purpose or vote via telephone or internet (online) in accordance with the instructions set out in the proxy and in the Circular. If you are a non–registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form in accordance with the instructions provided to you by your broker or intermediary. Failure to do so may result in your shares of the Company not being voted at the Meeting.

To be effective, the proxy must be duly completed and signed and then deposited with either the Company or the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department 100 University Ave., 8th Floor, Toronto, ON, M5J 2Y1, or voted via telephone or internet (online) as specified in the proxy form, no later than 5:00 p.m. (ET) on Thursday, May 20th, 2021. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any late proxy.

DATED at Toronto, Ontario this 19th day of April, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Paul A. Kunynetz”

Paul A. Kunynetz

General Counsel and Corporate Secretary